Exhibit 99.1

March 12, 2018

Michael J. Pudil,
Chairman and Chief Executive Officer
WSI Industries, Inc.
213 Chelsea Road
Monticello, MN 55362

Dear Mr. Pudil,

I am in receipt of your correspondence dated March 9, 2018, which invited me to attend the meeting of the Board of Directors of WSI Industries, Inc. (“WSI”) on March 16, 2018, and requested that DPW Holdings, Inc. (“DPW”) withdraw its demand for a special meeting of the shareholders of WSI.

I appreciate your offer and will plan to attend the board meeting.  DPW also hereby withdraws its demand for a special meeting of the shareholders. DPW’s withdrawal of its demand is without prejudice to the rights of either DPW or WSI.

I look forward to seeing you on Friday and will let you know if other representatives of DPW will be joining me.  Please let me know prior to the meeting if there are any particular concerns the Board would like me to address.

Sincerely,

/s/ Milton C. Ault III

Milton C. Ault III
Chief Executive Officer of DPW Holdings, Inc.

cc:  Henry Nisser, Esq.
      Daniel R. Tenenbaum, Esq.